Exhibit 1.2

3 Columbus Circle, 24th Floor

New York, NY 10019

March 15, 2021

Cantor Fitzgerald & Co.

499 Park Avenue

New York, New York 10022

Wells Fargo Securities, LLC
500 West 33rd Street
New York, New York 10001

Re:	Deferred Underwriting Commission

Ladies and Gentlemen:

Reference is made to that certain underwriting agreement (the “Underwriting Agreement”), dated as of September 24, 2020, by and among FinTech Acquisition Corp. IV (the “Company”) and each of Cantor Fitzgerald & Co. (“Cantor”) and Wells Fargo Securities, LLC (“Wells Fargo” and together with Cantor, the “Underwriters”). Capitalized Terms used but not defined herein shall have the meanings given to such terms in the Underwriting Agreement.

The parties hereto acknowledge that the Company has entered into that certain Business Combination Agreement by and among by and among the Company, each of PWP Holdings LP, PWP GP LLC, PRP Professional Partners LP and Perella Weinberg Partners LLC (collectively, “PWP” and each a “PWP Party”) and certain other parties thereto and relating to a potential business combination between PWP (or certain of the PWP Parties) and the Company (the “Proposed Transaction”). Notwithstanding anything to the contrary in the Underwriting Agreement, each of the Company and each Underwriter agrees that the Deferred Underwriting Commission payable upon the consummation of the Company’s initial Business Combination in accordance with the Underwriting Agreement shall be reduced if such initial Business Combination results from the consummation of the Proposed Transaction or any other initial Business Combination between the Company and PWP (or certain of the PWP Parties) (the “Condition”) as follows: (i) the portion of the Deferred Underwriting Commission that would otherwise have been payable to Cantor shall be reduced by $2,000,000 and (ii) the portion of the Deferred Underwriting Commission that would otherwise have been payable to Wells Fargo shall be reduced by $1,000,000 (the amounts contemplated by clauses (i) and (ii), together, the “Specified Amount”). Each of the Underwriters acknowledges and agrees that following such time as the Condition has been met, its right to receive its applicable portion of the Specified Amount shall be extinguished and have no further force or effect.

The Company and the Representatives further agree that, upon execution of definitive documentation relating to the Proposed Transaction, the parties hereto shall promptly prepare and execute such agreements as may be appropriate and customary to set forth the terms and conditions of the arrangements contemplated hereby.

For the avoidance of doubt, neither the Company nor the Representatives shall have any obligations hereunder in the event that the Condition is not met.

For the avoidance of doubt, any indemnification and contribution provisions under (i) the Underwriting Agreement by and among the Company, on the one hand, and the Underwriters, dated September 24, 2020 and (ii) the letter agreement between the Company and Wells Fargo Securities, LLC dated December 29, 2020 are not released under this agreement and shall survive in accordance with their terms.

PWP shall be an express third party beneficiary of this agreement, and shall be entitled to enforce all rights of the Company hereunder. This agreement may not be amended or modified without the consent of the Company, the Underwriters and PWP.

[Signature page follows]

If the foregoing correctly sets forth the understanding between the Underwriters and the Company, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement among us.

Very truly yours,

FINTECH ACQUISITION CORP. IV

By:	/s/ James J. McEntee, III
Name:	James J. McEntee, III
Title:	President

Accepted on the date first above written:

CANTOR FITZGERALD & CO.

By:	/s/ David Batalion
Name:	David Batalion
Title:	Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ Lear Beyer
Name:	Lear Beyer
Title:	Managing Director